August 23, 2019

F. Mark Wolfinger
Chief Financial Officer
Denny's Corporation
203 East Main Street
Spartanburg, South Carolina 29319-0001

       Re: Denny's Corporation
           Form 10-K for the Fiscal Year Ended December 26, 2018
           Form 10-Q for the Fiscal Quarter Ended June 26, 2019
           File No. 000-18051

Dear Mr. Wolfinger:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended June 26, 2019

Financial Statements
Notes to Condensed Consolidated Financial Statements
Note 3. Leases, page 10

1. We note your disclosure that you have certain lease agreements structured with a fixed base rent adjusted periodically for inflation or changes in fair market value of the underlying real estate. Please provide us with additional details regarding the terms of the rent adjustments including the basis for determining the adjustments. Please also tell us how you are accounting for leases structured with these adjustments both at the commencement of the lease and subsequently. Specifically address whether any of these lease agreements include variable lease payments that depend on an index or a rate.


2. We note from your disclosure on page 10 that the weighted-average discount rate used for finance leases is 24.3% and the weighted-average discount rate used for operating leases
 F. Mark Wolfinger
Denny's Corporation
August 23, 2019
Page 2
         is 6.7%. Please provide us with additional details regarding how you determined or calculated the weighted-average discount rates for each class of your leases.
Note 4. Refranchisings and Acquisitions, page 12

3. We note your disclosure that in addition to cash proceeds received on the sale of real estate in the first quarter of 2019, you recorded additional noncash consideration for the fair value of restaurant space you expect to receive within a building being developed by the buyer of the real estate. We also note your disclosure that the fair value of the noncash consideration is based upon Level 2 inputs. Please explain to us and revise to disclose the nature of the valuation technique(s) and inputs used in the fair value measurement. See guidance in ASC 820-10-50-2(bbb). Also, please provide these disclosures for the fair value of the assets held for sale as of March 27, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameF. Mark Wolfinger                            Sincerely,
Comapany NameDenny's Corporation
                                                               Division of
Corporation Finance
August 23, 2019 Page 2                                         Office of
Transportation and Leisure
FirstName LastName